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                           UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                           SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                        (Amendment No. _______)*

                     Big Entertainment, Inc.
                      ---------------------
                       (Name of Issuer)

                  Common Stock, $.01 par value
                  -----------------------------
                  (Title of Class of Securities)

                         089 144 10 9
                         -------------
                         (CUSIP Number)

                        Gannett Co., Inc.
        1100 Wilson Boulevard, Arlington, VA 22234 Attn: Thomas
                    L. Chapple (703) 284-6961
         ----------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 24, 1997
         --------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)
CUSIP No. 089144 10 9


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Gannett Co., Inc.


2.  Check the Appropriate Box if a Member of a Group (See
    Instrucitons)

         (a) The recordholder of the shares is Asbury Park
             Press, Inc. which is an indirect wholly-owned subsidiary of Gannett Co., Inc.


3.  SEC Use Only


4.  Source of Funds (See Instructions): WC

5.  Check if Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e):
    _______________________________________________
6.  Citizenship or Place of Organization: Delaware


Number of        7.  Sole Voting Power:  - 0 -
Shares Bene-
ficially by      8. Shared Voting Power:  658,229(1)
Owned by Each
Reporting        9.  Sole Dispositive Power: - 0 -
Person With
                 10. Shared Dispositive Power:  658,229(1)


11. Aggregate Amount Beneficially Owned by Each Reporting
    Person: 658,229(1)


12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions):
______________________________________________________


13. Percent of Class Represented by Amount in Row (11):   9.5%


14.Type of Reporting Person (See Instructions) CO






(1) Does not include shares of the Issuer's Common Stock issuable upon exercise of certain stock options held by executive officers of the Reporting Person granted pursuant to prior consulting agreements
     between such individuals and the Issuer.   Certain  of such indivduals
     also serve as directors of the Issuer.

Item 1. Security and Issuer

    (a) Title and Class of Security: Common Stock, $.01 par value (the "Common Stock")

    (b)  Issuer: Big Entertainment, Inc.
              2255 Glades Road, Suite 237W
              Boca Raton, Florida 33431

Item 2. Identity and Background

(a) - (c) This statement is filed by Gannett Co., Inc. (the
"Reporting Person"), whose principal address is 1100 Wilson
Boulevard, Arlington, VA 22234. The Reporting Person's principal businesses are media and communications.

    (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding
         (excluding traffic violations or similar misdemeanors).

    (e) The Reporting Person was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Considerations

A wholly-owned subsidiary of the Reporting Person acquired
Asbury Park Press, Inc. ("APP") on October
24, 1997 using funds from working capital. APP is the recordholder of the 658,229 shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Person purchased 658,229 shares of Common Stock when it acquired the stock of Asbury Park Press, Inc., the recordholder of these shares.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number: 658,229 shares of Common Stock
         Percentage of Class: 9.5%

(b) As of the date hereof, the Reporting Person and APP share power to vote and dispose of the 658,229 shares of Common
    Stock reported.

    (c)  None.

    (d)  Not Applicable.

    (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

    None.

Item 7. Material to be Filed as Exhibits

    None.

                             SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     GANNETT CO., INC.


Dated:   January 9, 1998
                          /s/ Thomas L. Chapple
                       --------------------------
                          Thomas L. Chapple
                          Secretary